Exhibit 10.1

EMPLOYMENT AGREEMENT BETWEEN

DAVID D. GLASS AND

VEECO INSTRUMENTS INC.

December 17, 2009

David D. Glass

5 Elliston Ct.

Exton, PA  19341

Dear Dave:

We are very pleased to extend our offer to you to join Veeco Instruments Inc. (“Veeco” or the “Company”) as Executive Vice President and Chief Financial Officer, reporting to John Peeler, Chief Executive Officer.  In this capacity, you will be responsible for the management of Veeco’s finance, accounting, treasury and information technology functions.  The work location for this position is our headquarters office in Plainview, NY.

The elements of our offer are as follows:

•                  Your bi-weekly base salary will be $13,846.16, which when annualized is equal to $360,000.  The Company’s regular payday is every other Friday.

•                  You will participate in a performance-based management bonus plan, beginning in 2010. Your target bonus will be 70% of your base earnings for the plan year (January 1 through December 31); amounts payable under the plan will be pro-rated to reflect your actual start date for your first year of service.  Awards under the Plan are based on measures of both corporate financial performance and individual goals and objectives.

•                  You will receive a sign-on bonus in the gross amount of $150,000, payable in the first regular payroll following ninety (90) days after your start date.  If your employment is terminated by the Company for Cause or by you without Good Reason (as each of those terms are defined in Annex A, attached hereto) prior to the second anniversary of your start date, you agree to reimburse the Company for the full amount of the sign-on bonus.

•                  You will be granted, under the Veeco 2000 Stock Incentive Plan, effective upon your first day of employment (the “Grant Date”):

•                  A restricted stock award in the amount of 25,000 shares of Veeco Common Stock.  The restrictions on these shares will lapse over four years, with one third of the total award vesting on each anniversary of the Grant Date, beginning with the second anniversary.

•                  A stock option award to purchase 50,000 shares of Veeco Common Stock.  One third of these options shall become exercisable on each of the first three anniversaries of the Grant Date.

•                  Veeco offers a comprehensive benefit program that is summarized in the enclosed “Total Benefit Solutions” brochure. You will be eligible to enroll in the Company’s health and welfare benefits programs on the first of the month next following your start date and you will be eligible to enroll in the Company’s pre-tax 401(k) savings plan on the first day of the calendar quarter after you commence employment.  You will also receive a monthly car allowance of $700 and accrue vacation at the rate of four weeks per year.  Additional information regarding these benefits will be communicated to you in detail upon joining Veeco.

•                  You will be eligible for relocation assistance to move you and your family from Exton, PA to the Long Island area. Following a more comprehensive assessment of your relocation requirements, we will enter into a separate agreement specifying the terms of our relocation assistance.  These typically include reimbursement of eligible expenses incurred during your relocation such as home sale and purchase costs, shipment of household goods and temporary living allowance.  Notwithstanding completing this assessment, I am pleased to confirm that we will provide you with a reasonable temporary living allowance to assist you with duplicate housing costs for up to the first twelve (12) months of your employment with Veeco.  Relocation activities must be coordinated through Graebel Relocation to be eligible for these benefits; you will be required to execute a separate relocation agreement, provided under separate cover, specifying the terms and conditions of relocation benefits.

•                  In connection with your employment, Veeco will provide you with the following separation benefits in the event of your termination without Cause or your resignation with Good Reason:

•                  A eighteen (18) months of salary continuation severance benefits; and

•                  Company-subsidized continuation of health insurance benefits under COBRA for up to eighteen (18) months; and

•                  Extended stock option exercise rights for up to twelve (12) months of the severance period, not to exceed the expiration date of the option.

Receipt of these benefits would be conditioned on your execution of a waiver and release, in a form satisfactory to Veeco, at the time of termination, which would contain non-competition, non-solicitation and similar provisions.

In addition to the forgoing, effective with your employment date, you will be named a participant in the Company’s Change in Control Policy (copy enclosed) that provides for certain benefits in the event of a change in control.

We are pleased to offer you this comprehensive compensation package.  Additional information important to your joining Veeco includes the following:

•                  Veeco agrees to indemnify you in accordance with the terms of the Company’s bylaws and applicable statutes for indemnification with respect to any action, suit or proceeding or other matter brought or threatened to be brought against you by reason of the fact that you are officer, director or employee of the Company.

•                  Veeco is required by federal immigration laws to verify the identity and legal ability to work in the United States of all individuals employed by the Company.  This offer of employment is contingent upon your ability to demonstrate valid work authorization at the time of your employment with our firm.  Please bring proof of your eligibility to legally work in the United States with you on your first day of work.  Refer to the enclosed I-9 form for acceptable forms of such proof (e.g.; birth certificate, resident registration card, valid U.S. passport, driver’s license and Social Security Card, etc.).

•                  This offer of employment is contingent upon our receiving favorable background and reference checks, including approved technology clearance for Veeco products, information and processes in compliance with U.S. Export Administration Regulations.  During your initial employment period, before your technology clearance is received, you will have access only to unrestricted products, technologies and facilities.

•                  Our Company promotes a drug-free work environment and in that regard we have implemented a pre-employment drug screening program for job applicants.  Information regarding the drug screening process (along with the Fair Crediting Reporting Act Disclosure and Authorization Statement that must be completed and returned to Human Resources before the expiration of this offer) and the participating collection facility closest to your home is included with this letter.  Your refusal to consent to this testing, falsification of a test or positive test results will result in denial of employment.  The drug screening process should be completed within two (2) business days from the date of your acceptance of this position.  You may wish to consider whether or not you resign from any current employment until we notify you that all facets of the pre-employment process have been satisfactorily completed.

•                  As a condition of your employment, you will be required to sign an Employee Confidentiality Agreement upon commencing employment with Veeco.  This Agreement ensures a common understanding regarding your responsibilities in this matter.

Employment at Veeco is on an at-will basis which means that employment is not for any specific period and either the Company or its employees can terminate the employment relationship at any time, with or without cause or notice.  This letter constitutes all the terms of Veeco’s offer of employment and supersedes all previous conditions, whether verbal, written or implied.  The terms of this offer can only be changed in writing and must be signed by both the employee and appropriate representative of Veeco.  By signing this letter you are agreeing to the terms and conditions contained in it and you agree to comply with Veeco’s Code of Business Conduct (copy enclosed).  Additionally, you agree that these documents, taken together with our Employment Application, constitute the entire agreement and understanding between Veeco and you.  Finally, you acknowledge that any of Veeco’s policies and procedures and benefit programs may be amended from time to time by Veeco in its sole discretion.  This offer will expire on December 21, 2009.

Dave, we are very impressed with your potential for success and we look forward to having you join the Veeco team at a most exciting time in the history of the Company.  Please let me know if I can be of assistance with respect to any aspect of our offer.

Sincerely,

/s/ Robert W. Bradshaw

Robert W. Bradshaw
Sr. Vice President, Human Resources

ACCEPTED AND AGREED:

/s/ David D. Glass
David D. Glass	Proposed Start Date

Attachment: Annex A — Separation Benefits (2 pages)

cc: John Peeler, Rob Tillman

Annex A

Separation Benefits

In the event you are terminated without “Cause” or you resign for “Good Reason” (each as defined below), the following would apply:

a)              Veeco will pay you 18 months severance in the form of a salary continuation benefit based on your annual base salary in effect immediately prior to such termination (but without regard to any salary reduction program then in place), less applicable deductions.

b)             If you are enrolled in Veeco’s medical, dental and/or vision plans, and you elect to continue coverage thereunder in accordance with the continuation of benefits requirements of COBRA, your contribution amount for the period during which you are receiving salary continuation benefits will be the normal employee contribution rate.  You agree to notify Veeco if you become eligible for coverage under another group health insurance plan, whereupon Veeco’s obligation to pay for a portion of such coverage shall cease.

c)              Any options to purchase shares of Veeco common stock granted to you on or after the date hereof (“Options”) which are held by you and exercisable as of the date of such termination shall remain exercisable until the earlier of (x) 12 months following the date of such termination and (y) the expiration of the original term of such Options.

d)             In addition, if such termination or resignation occurs within 12 months following a “Change of Control” (as defined below), any Options which are held by you as of the date of such termination that were not vested as of such date shall become immediately and fully vested as of such date.

Receipt of the benefits described above is conditioned upon your execution (without revocation) of a general release of claims in a form satisfactory to Veeco, including non-competition and non-solicitation provisions for the duration of the period during which salary continuation benefits are payable as described above.

Additional Provisions

The Separation Benefits described herein do not alter the “at-will” nature of your employment with Veeco.  This means that your employment may be terminated by you or by Veeco at any time, with or without cause.  As described above, however, you may be entitled to severance benefits depending upon the circumstances of the termination of employment.

As used above, the following definitions shall apply:

“Cause” shall mean (i) your willful and substantial misconduct, (ii) your repeated, after written notice, neglect of duties or failure to perform your assigned duties, (iii) your commission of any material fraudulent act with respect to Veeco or its business, or (iv) your conviction of (or plea of no contest to) a crime constituting a felony.

“Change of Control” shall mean:  (a) any person or group of persons becomes the beneficial owner of securities representing 50 percent or more of Veeco’s outstanding voting securities, or (b) the approval by Veeco’s stockholders of one of the following:

(i)  Any merger or statutory plan of exchange (“Merger”) in which Veeco would not be the surviving corporation or pursuant to which Veeco’s voting securities would be converted into cash, securities or other property, other than a Merger in which the holders of Veeco’s voting securities immediately prior to the Merger have the same proportionate ownership of voting securities of the surviving corporation after the Merger;

(ii)  Any Merger in which the holders of outstanding voting securities of Veeco prior to such Merger will not, in the aggregate, own a majority of the outstanding voting securities of the combined entity after such Merger; or

(iii)  Any sale or other transfer (in one transaction or a series of related transactions) of all or substantially all of the Veeco’s assets or the adoption of any plan or proposal for Veeco’s liquidation or dissolution.

“Good Reason” shall mean (i) a reduction of your base salary, other than as part of a salary reduction program affecting management employees generally or (ii) a significant reduction by the Company in total benefits available to you under cash incentive, stock incentive and other employee benefit plans (other than a reduction in benefits affecting management employees generally).

Code Section 409A.  Payments in respect of your termination of employment in the event of termination without Cause or for Good Reason, as defined in this letter, are designated as separate payments for purposes of the short-term deferral rules under Treasury Regulation Section 1.409A-1(b)(4)(i)(F) and the exemption for involuntary terminations under separation pay plans under Treasury Regulation Section 1.409A-1(b)(9)(iii).  As a result, (a) any payments that become vested as a result of your termination of employment without Cause or for Good Reason, that are made on or before the 15th day of the third month of the calendar year following the calendar year of your termination of employment, and (b) any additional payments that are made on or before the last day of the second calendar year following the year of your termination of employment and do not exceed the lesser of two times Base Salary or two times the limit under Code Section 401(a)(17) then in effect, and (c) the payment of medical expenses within the applicable COBRA period, are exempt from the requirements of Code Section 409A.  If the Executive is designated as a “specified employee” within the meaning of Code Section 409A, to the extent that any deferred compensation payments to be made during the first six month period following your termination of employment exceed such exempt amounts, the payments shall be withheld and the amount of the payments withheld will be paid in a lump sum, without interest, during the seventh month after your termination.  The Company shall identify in writing delivered to you any payments it reasonably determines are subject to delay under this provision.  In no event shall the Company have any liability or obligation with respect to taxes for which you may become liable as a result of the application of Code Section 409A.